                                                                  Exhibit 1.A.5d

            PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA


                                     RIDER

                       VARIABLE LOAN INTEREST RATE (VLIR)

INTEREST RATE. Interest on loans on this Policy will accrue at a variable rate. The loan interest rate will be determined by us as of the first day of each January, April, July and October. Such rate will take effect on the date as of which it is determined; it will apply to both new and outstanding loans for 3 months after that date.

  To determine the loan interest rate for each new 3 month period, we will compare the loan interest rate for the preceding 3 months with a maximum interest rate prescribed by law and defined below. If there is a difference of 1/2% or more and the maximum interest rate is higher, the loan interest rate may be increased by at least 1/2% but not higher than the maximum interest rate; if it is lower, the loan interest rate will be reduced to the same as or less than the maximum interest rate.

  Maximum Interest Rate. The maximum yearly interest rate is the greater of:

        1. the Corporate Bond Yield Average -- Monthly Average Corporates as published by Moody's Investors Service, Inc., for the calendar month ending 2 months before the date as of which the loan interest rate is determined; and

        2.      5 1/2%.

If at any time such Corporate Bond Yield Average is not published, the rate used in its place will be as then prescribed by law or by regulation of the insurance supervisory official of the state in which this Policy was delivered.

NOTIFICATION OF RATE. We will notify you:

        1. of the initial loan interest rate when a loan other than an automatic premium loan is made;

        2. of the initial loan interest rate as soon as possible after an initial automatic premium loan is made; and

        3. in advance of any increase in the loan interest rate if there is an outstanding loan.

  The loan interest rate in effect on the Issue Date is shown on page 3.

EFFECT ON TERMINATION. This Policy will not terminate during a Policy Year as the sole result of a change in the loan interest rate during that year. We will keep this Policy in force during such year until the time it would otherwise have terminated if there had not been a change in the loan interest rate during that year.

EFFECT ON REINSTATEMENT. The interest on any indebtedness paid or reinstated upon reinstatement of this Policy will be at the rate or rates in effect from the due date of the unpaid premium to the date of reinstatement.



Attached by PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA on the Issue Date of this Policy.

                                                     /s/ Robert W. Kloss
                                                          President